DWS Investment Management Americas, Inc.

One International Place

Boston, MA 02110

September 27, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Rebecca Marquigny

Re:	Post-Effective Amendment No. 72 to the Registration Statement on Form N-1A of Deutsche DWS Tax Free Trust (the “Registrant”) (Reg. Nos. 002-81105; 811-03632) with respect to DWS Intermediate Tax-Free Fund (the “Fund”), a series of the Registrant

Dear Ms. Marquigny:

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone call on September 11, 2018 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund with the SEC on July 27, 2018 and has an effective date of October 1, 2018.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

General Items:

1.	Comment: The Staff notes that certain information was not included and/or was outdated in the filing. Please confirm that any such data will be updated and included in the 485(b) filing for the Registrant.

Response: Registrant confirms that updated fund information, including expense, performance and turnover data will be included in the Registration Statement filed with the SEC.

2.	Comment: In reference to the contractual waiver narrative, please confirm whether the Advisor retains the right to recoup certain fees or expenses previously waived.

Response: The Fund’s expense waiver/reimbursement arrangement does not provide for the recoupment of fees by the Advisor.

Comments relating to DWS Strategic High Yield Tax-Free Fund:

3.	Comment: The Staff notes under the Principal Investment Strategy for both the Fund and the DWS Managed Municipal Bond Fund that in describing the 80% investment policy, the disclosure includes the reference “plus the amount of any borrowings for investment purposes.” Please explain why disclosure relating to borrowings is not included in the similar description for the DWS Strategic High Yield Tax-Free Fund.

Response: The Registrant  will consider including “plus the amount of any borrowings for investment purposes” in the disclosure for DWS Strategic High Yield Tax-Free Fund for future filings, since the Principal Investment Strategy for DWS Strategic High Yield Tax-Free Fund does not materially differ from the other funds in relation to borrowing.

4.	Comment: The Staff notes that interest rate swaps are discussed in the Derivatives section in Principal Investment Strategy but that interest rate swaps are not discussed in the Main Risks section that follows. Please consider adding a discussion of interest rate swaps’ risks under Main Risks, or moving that instrument from the Item 4 disclosures. In addition, revenue bonds and municipal lease obligations are noted as Main Investments but are not discussed under the Main Risks. Please consider making appropriate modifications for these types of instruments.

Response: The Registrant confirms that the disclosure regarding interest rate swaps will be removed from the Principal Investment Strategy section of the prospectus and moved to “Fund Details” under “Other Investment Strategies.” With respect to revenue bonds and municipal lease obligations, the Registrant believes these instruments are core components of a municipal investment strategy and that the risks associated with those instruments are appropriately described in a number of sub-heading categories under Main Risks such as Credit Risk, Counterparty Risk and Municipal Securities Risk.

Comment relating to DWS Managed Municipal Bond Fund:

5.	Comment: Please indicate how the fund values derivatives for purposes of the 80% description of Principal Investment Strategy. In addition, please consider whether to identify the instruments contemplated by the term “other types of derivatives” in the last paragraph of the Derivatives section under Principal Investment Strategy.

Response: For purposes of the 80% policy test, derivatives positions are not included in the portfolio holdings that qualify toward the 80% requirement. The fund believes that its disclosure regarding the use of derivatives is appropriate in light of the fund’s circumstances. The fund will continue to evaluate the content and placement of the disclosure language.

Comments relating to DWS Intermediate Tax-Free Fund:

6.	Comment: The Staff notes that under Past Performance, the bar chart references a year-to-date period ending June 30, 2017 while the Average Annual Total Returns table references periods ending 12/31/2017. Please confirm that the dates for the two items will be reconciled prior to filing.

Response: The Registrant confirms that the performance period has been reconciled and updated performance information has been included.

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7.	Comment: Derivatives Risk and Counterparty Risk are included under Main Risks without corresponding descriptions under Principal Investment Strategy of what investments may give rise to those risks. Please consider adding such descriptions under Item 4 or moving the risk descriptions to Item 9.

Response: Derivatives Risk and Counterparty Risk have been moved to Item 9.

8.	Comment: The section on Investing in the Funds includes the following statement: “The sales charge on purchases of Class A shares and the contingent deferred sales charge (CDSC) on redemptions of Class A and Class C shares are paid to the fund’s distributor…” However, the fee table showing maximum deferred sales charge indicates “None” for Class A. Please explain the variation in the disclosure.

Response: Registrant notes that in the past, the fee table had contained a footnote with respect to Class A maximum deferred sales charge noting the circumstance(s) under which such CDSC may apply. Based upon a Staff comment in February 2011, requesting the removal of the footnote, Registrant moved that disclosure to the body of the prospectus.  We note that the circumstance under which a CDSC may apply with respect to Class A shares is disclosed within the subsection entitled “Class A Shares” under the “Choosing a Share Class” section of the Fund’s statutory prospectus (specifically under the sub-heading “Class A NAV Sales”).

9.	Comment: Under Policies About Transactions, a sub-heading indicates “Class A or Class C to Class T in the Same Fund Exchange Privilege (if Class T Shares are available for a Fund).” If such Class T shares are offered, please explain how a prospectus may be obtained.

Response: Class T shares are not currently available for purchase; as such we believe this disclosure is appropriate.

10.	Comment: Appendix B to the Fund’s prospectus includes disclosure that implies the Fund is not responsible for disclosing relevant variations in its disclosure documents. For example, the first sentence in the second paragraph: “The financial intermediary sales charge waivers, discounts, policies or procedures disclosed in this Appendix may vary from those disclosed elsewhere in the fund’s prospectus or SAI and are subject to change.” Please note that the Fund may not disclaim responsibility for prior disclosure or identify a third party that may modify the disclosure.

Response: The Registrant notes that Appendix B was selectively reviewed by the Staff in February 2017. At that time, certain modifications were made to Appendix B to address the Staff’s comments. With respect to the sentence: “The financial intermediary sales charge waivers, discounts, policies or procedures disclosed in this Appendix may vary from those disclosed elsewhere in the fund’s prospectus or SAI and are subject to change,” the Staff asked us to consider whether such sentence required further revision. We responded that we had evaluated said sentence in light of the Staff’s comments and believed it required no further revision. We continue to believe that sentence does not imply that the Fund is not responsible for disclosing relevant variations. Rather, we believe that the sentence is a factual statement that a specific intermediary’s waivers etc. may vary from other waivers described in the prospectus or SAI and that a financial intermediary’s waivers could change. To the extent we become aware of any waiver changes we would update the disclosure as appropriate. Accordingly, given the foregoing, we respectfully decline to make additional changes to Appendix B at this time.

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11.	Comment: With respect to the Class T prospectus, please add headers for the bar chart and table showing fund performance to make clear that the performance numbers provided reflect a share class other than Class T.

Response: The Fund believes that the reference to the Institutional Class in the narrative immediately preceding the return graphics appropriately discloses the share class upon which the stated historical performance is based.  Registrant will explore the feasibility of modifications to graphics format and presentation for future filings.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-1004.

Sincerely yours,

/s/ Andrew Hone

Andrew Hone

Senior Counsel

cc: John Marten, Vedder Price P.C.

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